EXHIBIT 99.2

                 SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF

                          SHAMIR OPTICAL INDUSTRY LTD.

                                  JULY 19, 2007

                           Please date, sign and mail
                             your proxy card in the
                           envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

        THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE
                             PROPOSALS LISTED BELOW.

   PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                             SPECIAL GENERAL MEETING

                                                        FOR    AGAINST   ABSTAIN

          1.    Approval of a Working Service           [_]      [_]       [_]
                Agreement between the Company
                and Kibbutz Shamir and the
                termination of the current
                Working Service Agreement
                between the parties.

                                                        YES      NO

                Do you have a personal interest         [_]      [_]
                in the transactions underlying
                Proposal 1? (Please note: If you
                do not mark either Yes or No,
                your shares will not be voted
                for Proposal 1).

                                                        FOR    AGAINST   ABSTAIN

          2.    Approval of a service arrangement       [_]      [_]       [_]
                between the Company and Kibbutz
                Shamir for services not covered
                by the current Service Agreement
                between the parties.

                                                        YES      NO

                Do you have a personal interest         [_]      [_]
                in the transactions underlying
                Proposal 2? (Please note: If
                you do not mark either Yes or
                No, your shares will not be
                voted for Proposal 2)

          In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special General Meeting of Shareholders.

          THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE PROXY WILL NOT BE VOTED FOR EITHER PROPOSAL 1 OR PROPOSAL 2. SHOULD ANY OTHER MATTER REQUIRING A VOTE OF THE SHAREHOLDERS ARISE, THE PROXIES NAMED ABOVE ARE AUTHORIZED TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT IN THE INTEREST OF THE COMPANY.

          PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.

To change the address on your account, please check the box
at right and indicate your new address in the address space
above. Please note that changes to the registered name(s)
on the account may not be submitted via this method.                  [_]

Signature of Shareholder ________________________ Date: _________
Signature of Shareholder ________________________ Date: _________

     NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.


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                          SHAMIR OPTICAL INDUSTRY LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Shamir Optical Industry Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. David Bar-Yosef and Mr. Yagen Moshe, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of June 11, 2007, at the Special General Meeting of Shareholders to be held on July 19, 2007 (or as otherwise adjourned).

By my signature, I herby revoke any and all proxies previously given.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)